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Exhibit (a)(7)

Form of E-Mail Notifying Option Holders
that Options Properly Elected for Exchange Are Accepted

  Date:
  [Promptly after cancellation of options tendered for exchange]

  To:
  [E-mail address of option/rights holder who participated in the offer]

  Re:
  Option Exchange Offer

        This message confirms that Tenet Healthcare Corporation has accepted for exchange those stock options you elected for exchange pursuant to your election on the eTenet Election Tool or by Letter of Transmittal. The grant date of the restricted stock units is                        . Shortly, you will be receiving the Certificate Evidencing Restricted Stock Unit Grant (in the form previously reviewed by you, but with all the blanks filled in).

        If you have any questions, please call (469) 893-2312 or send an e-mail to Executive.Compensation@tenethealth.com.

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  Exhibit (a)(7)